

Adam Toll · 3rd

 **Haste (eSports)**

Co-founder, Investor @ Haste

Baltimore, Maryland, United States · 500+ connections ·

Contact info

Experience



Co-founder, Investor
Haste (eSports)
Jan 2015 – Present · 6 yrs 4 mos
Atlanta, GA

Haste is software that optimizes the internet for live experiences.



Vice President
Live Nation
Dec 2011 – Jan 2014 · 2 yrs 2 mos
Los Angeles, CA

Post-acquisition, ran BigChampagne as a unit of Live Nation with independent P&L.
Continued operating the existing media measurement business (external clients and users)
while also working with internal stake holders to improve Live Nation's big data platforms.

Founder and COO
BigChampagne Media Measurement
2000 – Jan 2014 · 14 yrs
Atlanta, GA

Online media measurement and big data analytics startup, acquired by Live Nation
Entertainment in 2011.

Director of Business Development
InterPacket Networks
1999 – 2000 · 1 yr
Santa Monica, CA

Global internet-via-satellite networking and services. Since acquired by Verestar, now owned
by SES Americom.

Satellite Communications Consultant
Irwin Communications
1997 – 1999 · 2 yrs
Washington, DC

Specializing in the use of communications satellites for the provision of intercontinental
internet links and as broadcast platforms for content distribution to terrestrial data networks.

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Education



New York University
MA, Interactive Telecommunications Program
1994 – 1996



The Johns Hopkins University
BA, History, Writing
1988 – 1992



